United States securities and exchange commission logo





                 June 21, 2021

       William V. Williams
       Chief Executive Officer, President and Director
       BriaCell Therapeutics Corp.
       Suite 300     235 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed June 15, 2021
                                                            File No. 333-257104

       Dear Dr. Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Tim Buchmiller at (202) 551-3635 or Fredrick Philantrope at (202) 551-
       6875 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Avital Perlman, Esq.